

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 21, 2007

Mr. Kevin E. Shaffer
Chief Financial Officer
Educate, Inc.
1001 Fleet Street
Baltimore, Maryland 21202

Re: **Educate, Inc.**
           Item 4.02 Form 8-K
           Filed March 19, 2007
           File No. 000-50952

Dear Mr. Shaffer:

    We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comments.

1. We note your statement that "management concluded that an error was made in the quarter ended June 30, 2006 through the recordation of revenue and cost of goods sold on certain shipments of product prior to the time that title was transferred to the customer as specified by customer terms. As a result of this error, revenue and cost of goods sold originally recorded in the quarter ended June 30, 2006, should have been recorded in the quarter ended September 30, 2006." It appears that the error is material to various line items in your income statement for each quarter. Please tell us how you concluded that the amounts were not material to each quarter and supplementally provide us with your SAB 99 analysis.

    You should file a response letter to this comment on or before March 26, 2007. Please file your response on Edgar.

    If you have any questions, please call Michael Henderson at (202) 551-3364.

                                            Sincerely,

                                            Kyle Moffatt, Accountant Branch Chief